 1-A/A LIVE 0001758533 XXXXXXXX 024-11127 true false true Evolution Development Group, Inc. FL 2018 0001758533 8742 61-1904200 0 0 10949 ESTEBAN DRIVE FT. MYERS FL 33912 2393133693 Kendall Almerico Other 21392.00 0.00 0.00 0.00 35392.00 50907.00 0.00 50907.00 -15515.00 35392.00 0.00 31477.00 0.00 -31477.00 -0.01 -0.01 IndiegoSpire CPA Class A Common 1000 N/A N/A Class B Common 43715046 N/A N/A Preferred 0 N/A N/A N/A 0 N/A N/A true true false Tier2 Audited Equity (common or preferred stock) Y N N Y Y N 3200000 43715046 0.7500 2400000.00 0.00 0.00 0.00 2400000.00 Dalmore Group LLC 120000.00 IndigoSpire CPA LLC 5500.00 Kendall A. Almerico, P.A. 130000.00 136352 2080000.00 false true AL AK AZ AR CA CO CT DE DC FL GA HI ID IL IN IA KS KY LA ME MD MA MI MN MS MO MT NE NV NH NJ NM NY NC ND OH OK OR PA PR RI SC SD TN TX UT VT VA WA WV WI WY A0 A1 A2 A3 A4 A5 A6 A7 A8 A9 B0 Z4 AL AK AZ AR CA CO CT DE DC FL GA HI ID IL IN IA KS KY LA ME MD MA MI MN MS MO MT NE NV NH NJ NM NY NC ND OH OK OR PA PR RI SC SD TN TX UT VT VA WA WV WI WY A0 A1 A2 A3 A4 A5 A6 A7 A8 A9 B0 Z4 false Evolution Development Group, Inc. Class B Common Stock 200000 0 $250,000 at $1.25 per share Evolution Development Group, Inc. Class B Common Stock 1810046 0 $0.00 Securities were issued in exchange for advisory and other services Evolution Development Group, Inc. Class B Common Stock 1800000 0 $0.24461839 per share. Evolution Development Group, Inc. Class B Common Stock 150000 0 $0.50 per share. Evolution Development Group, Inc. Class B Common Stock 875000 0 $0.00 Securities were issued in exchange for advisory and other services Regulation D, Rule 506(C) and Regulation D, Rule 506(B)